UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-35233

Student Transportation Inc.

(Translation of registrant’s name into English)

160 Saunders Road, Unit 6

Barrie, Ontario, Canada L4N 9A4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 19, 2018, the Registrant held a special meeting of the shareholders (the “Special Meeting”) and thereafter issued a press release in connection with the results of the Special Meeting, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The voting results of the Special Meeting are attached as Exhibit 99.2.

(c)	Exhibit 99.1	Press Release dated April 19, 2018
	Exhibit 99.2	Voting Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Student Transportation Inc. (Registrant)

Date: April 19, 2018	/s/ Patrick J. Walker
Patrick J. Walker
Executive Vice President
and Chief Financial Officer

INDEX TO EXHIBITS

These exhibits are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit Number	Description

99.1	Press Release dated April 19, 2018

99.2	Voting Results